TransAlta

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities offered have not been and will not be registered for sale under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Investing in the Securities involves risks. See "Risk Factors" in the Base Shelf Prospectus and in any applicable Prospectus Supplement. You should rely only on the information contained in or incorporated by reference in the Base Shelf Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell Securities in any jurisdiction where the offer or sale is not permitted by law. You should not assume that the information in the Base Shelf Prospectus, any applicable Prospectus Supplement or any documents incorporated by reference is accurate as of any date other than the date on the front of those documents as our business, operating results, financial condition and prospects may have changed since that date.

TransAlta™

Debt Investor Meetings

November 2013

Brett Gellner, Chief Financial Officer

Todd Stack, VP & Treasurer







Forward Looking Statements

TransAlta

This presentation may contain forward-looking statements pertaining to the following: the timing and the completion and commissioning of projects under development including major projects and their attendant costs; our estimated spend on matters relating to the recent flood in Alberta; spend on growth and sustaining capital and productivity projects; expectations in terms of the cost of operations, capital spend, and maintenance, and the variability of those costs; the impact of certain hedges on future reported earnings and cash flows; expectations related to future earnings and cash flow from operating and contracting activities; estimates of fuel supply and demand conditions and the costs of procuring fuel; expectations for demand for electricity in both the short term and long term, and the resulting impact on electricity prices; expected impacts of anticipated turnarounds, load growth, increased capacity, and natural gas costs on power prices; expectations in respect of generation availability, capacity, and production; expected governmental regulatory regimes and legislation and their expected impact on us, as well as the cost of complying with resulting regulations and laws; our trading strategy and the risk involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; accounting estimates; anticipated growth rates in our markets; expectations for the outcome of existing or potential legal and contractual claims; expected financing of our capital expenditures; expectations for the ability to access capital markets at reasonable terms; the estimated impact of changes in interest rates and the value of the Canadian dollar relative to the U.S. dollar and the Australian dollar; the monitoring of our exposure to liquidity risk; expectations in respect to the global economic environment; our credit practices and the estimated contribution of Energy Trading activities to gross margin.

Factors that may adversely impact our forward-looking statements include risks relating to: fluctuations in market prices and the availability of fuel supplies required to generate electricity; our ability to contract our generation for prices that will provide expected returns; the regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather; disruptions in the source of fuels, water, or wind required to operate our facilities; natural disasters; the threat of domestic terrorism and cyber-attacks; equipment failure; energy trading risks; industry risk and competition; fluctuations in the value of foreign currencies and foreign political risks; the need for additional financing; structural subordination of securities; counterparty credit risk; insurance coverage; our provision for income taxes; legal and contractual proceedings involving the Corporation; reliance on key personnel; labor relations matters and the successful completion of development projects and acquisitions. The foregoing risk factors, among others, are described in further detail in the Risk Management section of our 2012 Annual MD&A and under the heading "Risk Factors" in our 2013 Annual Information Form.

Except to the extent required by law, we assume no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. All forward looking statements in this presentation are expressly qualified in their entirety by these cautionary statements. For information on our risks please refer to our 2013 Annual Information Form which has been filed on SEDAR and can be accessed at www.sedar.com.

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

This presentation may contain references to comparable earnings, comparable earnings per share, comparable EBITDA, funds from operations, and funds from operations per share which are not defined under IFRS. Refer to the Non-IFRS financial measures section of TransAlta's 2012 annual MD&A for an explanation and, where applicable, reconciliations to net earnings attributable to common shareholders and cash flow from operating activities. The presentation may also contain references to gross margin and operating income, which are Additional IFRS measures. Please refer to the Additional IFRS measures section of the MD&A.

Agenda:

- Overview & Strategy
- Operations
- Growth
- Financial Summary
- Recap

Overview & Strategy

TransAlta – Key Messages

TransAlta

Leading Diversified Power Generation Company	• ~9,000 MW spanning multiple fuels and markets • Over 75 facilities • ~2,200 MW of renewable energy
Proven Track Record	• 100 years of operating history • Disciplined approach to capital allocation
Sound Financial and Business Profile	• Highly contracted asset base • Investment grade credit ratings • Robust access to capital • Expected significant cash flow upside post-PPA
Disciplined Growth	• ~1,800 MWs added in the past 5 years[1] • Located in markets with strong fundamentals • TransAlta Renewables and strategic partnerships to fund growth

[1] Gross MW; does not include retirements or dispositions during this time period.

Our Business

- Among Canada's largest publicly traded wholesale power generator & marketers with over 100 years of operating experience
- ~9,000 MWs strategically positioned in Canada, Western U.S. and Western Australia
- 2 primary reporting segments
  - Generation (~97% EBITDA)
    - Coal, Gas, Renewables
  - Energy Trading (~3% EBITDA)
- Enterprise value of ~$9 billion with a market cap of over $3.5 billion
- Investment grade credit ratings
  - DBRS: BBB / Stable
  - S&P: BBB- / Stable
- Listed on Toronto and New York stock exchanges



- **Coal:** 4,926 MW[1]



- **Gas:** 1,916 MW[1]



- **Hydro:** 898 MW[1]



- **Wind:** 1,050 MW[1,2]



- **Geothermal:** 164 MW[1]

[1] Net Capacity Ownership Interest. Includes TransAlta's 80.7% interest in TransAlta Renewables.
[2] Includes TransAlta's net capacity ownership interest in the 144 MW Wyoming wind farm acquisition announced October 21, 2013, that is expected to close by the end of December 2013.

2013 Business Highlights

TransAlta

Stabilizing cash flows and extending the life of assets through re-contracting

- Contract extension for 245 MW in Australia (Q4)
- 20-year contract for 74 MW at Ottawa with Ontario Power Authority (Q3)
- 24-year contract with Salt River Project in Arizona for 50 MW at Cal Energy LLC (Q3)
- 24-year contract with City of Riverside in California for 86 MW at Cal Energy LLC (Q2)
- 11-year contract with Puget Sound Energy for up to 380 MW at Centralia (Q2)

Creating value through growth

- Acquisition of 144 MW Wyoming wind farm with 15-year PPA (expected closing Q4)
- Creation of TransAlta Renewables Inc. to fund growth (Q3)
- Commercial operation of 68 MW New Richmond wind farm with 20-year PPA (Q1)
- Full year contribution from 125 MW Solomon gas plant with 21-year PPA in Australia

Steady performance from Energy Trading

- Gross margins in line with historical averages

Track Record of Credit Positive Actions

TransAlta

- Committed to maintaining investment grade ratings
- Completed a number of credit positive transactions in the past three years:
  - Common equity and preferred share issuances of ~$1.8 billion
  - Established TransAlta Renewables (Q3 2013)
    - Full proceeds ($220 M) used to pay down debt
    - Access to another source of equity for funding growth
  - ~800 MW of long-term contracts signed with creditworthy counterparties over the past twelve months
  - Significant reduction in proprietary trading's value at risk
    - VaR has averaged $2.25M over the last four quarters
  - Diversification through the addition of ~340 MW[1] of gas and renewables assets with long-term contracts over the past fifteen months
  - Significant credit liquidity

[1] Gross MW. Includes 125 MW Solomon gas facility, 68 MW New Richmond wind farm and 144 MW Wyoming wind farm. Wyoming wind farm acquisition was announced on October 21, 2013, and is expected to close by the end of December 2013.

Operations

Diversified and Highly Contracted Portfolio

TransAlta

Diversification supports stable, steady cash flow

GEOGRAPHIC DIVERSIFICATION (MW)[1]



Australia 5%
U.S.A. 23%
Western Canada 58%
Eastern Canada 14%



Western Canada
Canada
Eastern Canada
Western U.S.
Western Australia
coal-fired
gas-fired
hydro
wind
geothermal

FUEL TYPE DIVERSIFICATION (MW)[1]



Renewables 24%
Gas 21%
Coal 55%

[1] Net Capacity Ownership Interest. Includes TransAlta's 80.7% interest in TransAlta Renewables, and TransAlta's net capacity ownership interest in the 144 MW Wyoming wind farm acquisition announced on October 21, 2013, that is expected to close by the end of December 2013.

Highly Contracted Portfolio with Upside Potential

TransAlta

Hedge strategy underpins cash flow stability

Total Portfolio Contractedness[1]


MW
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
90%
83%
78%
77%
2013
2014
2015
2016
PPAs
Long-term contract
Short term contract / Hedges
Open Merchant

2013 Contracted Prices

AB	~ $60/ MWh
Pac NW	~ $40/ MWh

2014 Contracted Prices

AB	~ $55/ MWh
Pac NW	~ $45/ MWh

[1] Capacity adjusted volumes. Includes the 144 MW Wyoming wind farm acquisition announced on October 21, 2013, which is expected to close by the end of December 2013.

Environmental Leadership

TransAlta

TransAlta is competitively positioned to mitigate emissions costs through early engagement, a portfolio of initiatives and pass through contracts


Emissions Management
Cost pass through under change-in-law provisions of Alberta PPA's
Pursuit of renewables assets
Continuous environmental controls and efficiency improvements
Washington State coal-fired energy bill
Canadian Federal Greenhouse Gas (GHG) Emissions Regulations

Canadian Federal GHG Emissions Regulations

TransAlta

Canadian Federal regulations were amended to extend the useful life of coal-fired plants to 50 years, from 45 years

Weighted average life of TransAlta's Alberta coal fleet is 19 years under revised regulations, and provide an aggregate additional 43 years of production

- Flexibility provisions – can substitute units and apply years from closed units to other units
- Performance standards required to operate beyond end of life
- Specific end of life dates dependent on current age of facility



TransAlta's Coal Fleet - Years Remaining
K3
G3
Sheerness 2
Sheerness 1
Keephills 2
Keephills 1
Sundance 6
Sundance 5
Sundance 4
Sundance 3
Sundance 2
Sundance 1
Previous (45 yr Rule)
Revised Regulations
0
10
20
30
40
50
60
Years Remaining

Historical Power Prices in Alberta

TransAlta

Since deregulation, AB Pool prices have averaged $65 / MWh



$90
$80
$70
$60
$50
$40
$71.29
$43.93
$62.99
$54.59
$70.36
$80.79
$66.95
$89.95
$47.81
$50.88
$76.22
$64.32
$87.00
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013 ytd

Source: AESO

Alberta Electricity Market Drivers

TransAlta

Steady Load Growth Across Alberta

- Alberta continues to see considerable demand growth due to industrial and mining activities and indirect impacts
- Two decades of ~ 3% annual load growth
- Alberta Electric System Operator ("AESO") forecasting similar growth going forward
  - Equivalent to 400-500 MW of new capacity each year
  - By 2022, ~5,200 MW of new capacity expected to be required



MW
17,500
15,000
12,500
10,000
7,500
5,000
2,500
-
13,198
13,198
2,477
13,198
4,314
12,372
826
4,314
2011
2017
2022 (1)
2022 (2)
Existing generation
Retirements
Winter Peak Demand

[1]MW's exclude future retirements

Source: AESO 2012 Long-term Outlook

Declining Reserve Margins

Alberta Interconnected Electric System (AIES) Reserve Margin, 2000-2018[1]



45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Historic
Forecast
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Forecast With Generation Projects Under Construction (With Intertie)

Source: AESO Long Term Adequacy Metrics August 2013

Significant Upside Potential Post Alberta PPA Expiry

TransAlta

Expiry of the Alberta Coal and Hydro PPAs expected to provide significant EBITDA upside and debt service coverage

Indicative EBITDA Estimate for Alberta PPA Assets[1,2]
Assuming $65/MWh flat historical average Alberta power price



$M
$1,000
$500
$-
PPA Buyers' Economics
2014-2017 Average
2018-2020 Average
2021-2025 Average
Time Period

[1] Illustrative representation of indicative EBITDA for the periods indicated from TransAlta's Alberta coal and hydro PPA assets. EBITDA is indicative only, and actual results could vary depending on power prices, production levels, outage schedules, fuel and operating costs.
[2] Assumptions include the following: availability for Alberta coal PPA assets representative of current actual and target availability, with consideration given for outage schedules and age of fleet; volumes for Alberta hydro PPA assets representative of current average; revenues consistent with current returns for the PPA periods, and adjusted to a flat $65/MWh historical average Alberta power price for post-PPA periods; OM&A representative of current run-rate, adjusted for costs no longer passed through to PPA buyer for post-PPA periods.

Growth

TransAlta's 5-Year Growth Track Record

TransAlta

Disciplined growth with a focus on contracted assets[1]


2008

80 MW
Kent Hills


2009

694 MW
Canadian Hydro


2010

123 MW
Ardenville / Kent Hills 2


2010

132 MW
Summerview 2 / Blue Trail


2011

19 MW
Bone Creek


2011

450 MW
Keephills 3


2012

125 MW
Solomon


2013

68 MW
New Richmond


2013

144 MW
Wyoming Wind

- Numerous growth opportunities in core markets of Canada (Alberta, B.C., Ontario), Western U.S. and Western Australia.

~ 1,800 MW added over past 5 years[1]


MW
2,000
1,500
1,000
500
0
2008
2009
2010
2011
2012
2013
Coal
Renewables
Gas

- Focus on contracted assets in core markets.

[1] Gross MW; does not include retirements or dispositions during this time period. Includes 144 MW Wyoming wind farm acquisition announced on October 21, 2013 that is expected to close by the end of December 2013.

Mid-American Strategic Partnerships

- Strategic partnerships, which build on existing relationship with MidAmerican, the utilities-focused, privately owned subsidiary of Berkshire Hathaway

TAMA Power:

- Partnership will originate and evaluate all Canadian gas fired generation or gas reserve projects, including planned Sundance 7 combined cycle plant in Alberta
- Development costs split between partners
- Opportunity for TransAlta to be more aggressive about the size and number of plants we develop

TAMA Transmission:

- Brings together TransAlta's strength in power generation and history in Alberta, with MidAmerican's experience in transmission in North America
- Partnership is participating in the Alberta Electric System Operator's competitive bid process to become the developer, owner and operator of the Fort McMurray West Transmission Project

TransAlta Renewables ("RNW" on the TSX)

TransAlta

29	6	1,256	$86
renewable power generation facilities	operating regions	megawatts installed generating capacity	million current annual dividend

Significant Benefits to TransAlta Corporation

- Establishes focused and competitive vehicle for pursuing and funding growth opportunities in renewable power
- IPO proceeds of ~$220 million used to reduce debt
- TransAlta retains majority ownership and operator
- Continued source of cash flow based on ~80% retained interest
- Established a market value for TransAlta's renewables assets
- TransAlta ratings affirmed by S&P and DBRS

Above figures include acquisition of 144 MW Wyoming wind farm announced on October 21, 2013, which is expected to close by the end of December 2013.

Funding Growth

TransAlta

- TransAlta has access to a number of sources of equity-like capital to fund growth, and will fund in a manner that is consistent with investment grade metrics
  - **Internally Generated Cash Flow**
    - Increases significantly once the Alberta PPA's expire
  - **Strategic and Financial Partners**
    - TransAlta has successfully used partners to fund growth and reduce risk
  - **TransAlta Renewables**
    - Provides access to another source of equity
    - Further drop downs, or sell down of TransAlta's interest can raise capital that can be used to repay debt or fund growth at TransAlta
  - **Dividend Reinvestment Program**
    - Generates ~$100 mm per year in equity
  - **Equity**
    - Based on current asset base and capital structure, capacity to raise additional preferred shares and common equity
  - **Debt**
    - Debt funding at levels consistent with maintaining investment grade ratings

Financial Summary

Stable Financial Performance

TransAlta

Results (in millions $CAD, except where noted)	9 MONTHS 2013	9 MONTHS 2012	2012	2011	2010
Revenues	1,705	1,564	2,262	2,663	2,673
Comparable EBITDA	780	701	1,014	1,045	963
Funds from Operations	550	572	776	809	805
Available Liquidity (billions)	1.0	0.8	0.8	0.9	1.1
Total Debt, net of cash [3]	4,063	4,096	4,190	3,988	4,025
Credit Ratios					
Cash Flow to Interest (times) [1,2]	4.2	4.3	4.4	4.4	4.6
Cash Flow to Debt (%) [1,2]	18.3	18.3	19.0	20.1	19.6
Debt to Capital (%) [3]	54.0	55.3	55.6	52.5	53.1

TransAlta has taken a number of initiatives over 2012 – 2013 to further strengthen our balance sheet

- Over $1 billion in equity issued (common, preferred, and DRIP)
- Extended $1.8 billion of $2.0 billion committed credit facilities to 2017 ($0.2 billion mature 2014)

[1] Last 12 months.
[2] These ratios have been adjusted for the impact of the Sundance Units 1 and 2 arbitration.
[3] Period ending.

Strong Liquidity & Balance Sheet

TransAlta

Liquidity at September 30, 2013

$2.1B of Credit Facilities



$1.5B Syndicate
$0.6B Bilaterals

$1.0B Available Liquidity



$1.0B Available
$0.3B Letters of Credit
$0.8B Drawn

2012 & 2013 Capital Markets Transactions

Equity:

- August 2013: $220mm IPO of TransAlta Renewables
- September 2012: $300mm common share offering
- August 2012: $225mm preferred share offering
- DRIP: ~$350mm in proceeds[1]

Debt:

- November 2012: U.S.$400mm bond offering (repay existing debt)

[1] Including proceeds from Premium DRIP.

Debt Maturity Profile

TransAlta

Debt Profile[1,2,3]

- $0.9 billion of Canadian debentures
- $2.0 billion of U.S. Senior Notes
- $0.4 billion of non-recourse debt

- Investment grade credit ratings:
  - DBRS: BBB / Stable
  - S&P: BBB- / Stable



$800
$600
$400
$200
$0
$CAD Millions
USD Debt
CAD Debt
300
200
500
155
27
520
177
400
400
300
251
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025-2040

[1] Excluding drawn credit facilities of $791 million and amortizing debt of $30 million at September 30, 2013.
[2] USD debt is presented at an exchange rate of $1 U.S. = $1 CAD.
[3] At September 30, 2013.

Recap

Recap of Investment Highlights

TransAlta

- Diversified, highly-contracted generation portfolio located in markets with strong fundamentals
- Extending life and reducing merchant risk of asset base through new contracts
- Expected significant cash flow upside post-PPA expiry
- Disciplined growth strategy to further diversify asset base
- Experienced senior management team
- Financial strength and policies to deliver on our targets
- Commitment to investment grade credit ratings